2003 ANNUAL REPORT

JACLYN, INC.

The Name Behind The Label

JACLYN, INC.

The Name Behind The Label

CORPORATE PROFILE

Jaclyn, Inc. designs, manufactures and markets branded and private label apparel, backpacks, handbags, premiums and related accessories for men, women and children. Our quality products are sold through many of the country's most respected department, catalog, specialty and chain retailers.

Jaclyn, Inc. is a global source for private label manufacturing, offering custom-design solutions along with manufacturing and marketing expertise. We also maintain a number of strategic licensing agreements with some of the most well respected, nationally recognized trademark names such as Vanity Fair, Jordache and Warner Bros. Looney Tunes.

With a primary focus on providing fashionable products and top-notch customer service, Jaclyn brings the values of quality, reliability and innovation to every aspect of its business. We maintain the very highest production standards, while constantly developing new and innovative ways to add value to each product.

Private Label, Global Sourcing, Manufacturing Solutions



JACLYN APPAREL >
quality sleepwear, loungewear and robes

< **BANNER NEW YORK**
private label women's apparel for catalog and retail distribution

PREMIUM INCENTIVE DIVISION ^
innovative and competitive ideas for creative packaging

^ **BONNIE INTERNATIONAL**
private label handbags, accessories and backpacks

^ **TOPSVILLE**
private label infants' and children's apparel

To Our Shareholders:

The significant increase in profitability in fiscal 2003 is a clear reflection of the successful steps we have taken over the past 18 months to manage our businesses in a difficult economic and retail climate. We now have the first full year of sales and earnings contribution from both Topsville, an infants' and children's apparel business, and from increased business with new and existing customers.

This year, in keeping with one aspect of our growth strategy, we have integrated two new licensing agreements into our existing women's sleepwear and robes business with the launch of our Vanity Fair and Charles Goodnight lines. We believe this to be a natural expansion of this business, since it follows our women's sleepwear and robes market distribution channels and utilizes much of the existing infrastructure.

Our financial performance for the year ended June 30, 2003 includes net sales of $108,960,000 compared to $81,031,000 a year earlier. The Company had net earnings of $683,000, or $.27 per share. This compares to operating earnings in the prior year of $86,000, or $.03 per share, excluding a pre-tax charge of $1,289,000 ($825,000 after tax, or $.32 per share) as required by SFAS No. 141 for amortization of a portion of the purchase price with respect to the January 2002 acquisition of Topsville, Inc.

Our current backlog is higher than a year ago. Sales are again expected to increase, particularly during the first six months of fiscal 2004 due to seasonal patterns, and overall results for the coming fiscal year are anticipated to improve further.

We believe the investment we have made and continue to make in our people, processes and new businesses, should provide us with several cornerstones from which we can add to our growing business.

We would like to thank our management team, employees and directors for their effort and dedication, and our customers and stockholders for their ongoing support and confidence in Jaclyn, Inc.



Allan Ginsburg
Chairman of the Board



Robert Chestnov
President and
Chief Executive Officer



Howard Ginsburg
Vice Chairman of the Board

SELECTED FINANCIAL DATA

Years Ended June 30,	**2003**	2002	2001	2000	1999
Net Sales	**$108,960,000**	$81,031,000	$79,570,000	$72,078,000	$58,799,000
Cost of Goods Sold—see Note 1	**83,506,000**	62,083,000	61,575,000	54,183,000	44,873,000
Gross Profit	**25,454,000**	18,948,000	17,995,000	17,895,000	13,926,000
Shipping, selling and administrative expenses—see Note 1	**23,631,000**	19,823,000	17,748,000	17,572,000	16,106,000
Writeoff of goodwill—see Note 2	**—**	—	—	—	1,124,000
Interest expense	**546,000**	293,000	234,000	100,000	4,000
Interest income	**(5,000)**	(3,000)	(109,000)	(136,000)	(207,000)
Other income	**(11,000)**	(11,000)	(34,000)	(47,000)	(324,000)
Provision (benefit) for income taxes	**610,000**	(415,000)	56,000	146,000	(998,000)
NET EARNINGS (LOSS)—see Note 1	**$ 683,000**	$ (739,000)	$ 100,000	$ 260,000	$ (1,779,000)
Weighted average shares outstanding—Basic	**2,521,000**	2,561,000	2,644,000	2,710,000	2,711,000
Net earnings (loss) per common share—Basic	**$ .27**	$ (.29)	$ .04	$ .10	$ (.66)
Weighted average shares outstanding—Diluted	**2,547,000**	2,561,000	2,644,000	2,710,000	2,711,000
Net earnings (loss) per common share—Diluted	**$ .27**	$ (.29)	$ .04	$ .10	$ (.66)
TOTAL ASSETS	**$ 33,005,000**	$35,418,000	$25,031,000	$26,476,000	$25,595,000
Long-term liabilities	**$ 3,023,000**	$ 61,000	$ 100,000	$ —	$ —
Stockholders' equity	**$ 16,220,000**	$15,824,000	$16,563,000	$16,857,000	$16,659,000

Note 1: Fiscal 2002 includes a pre-tax charge totaling $1,289,000 ($825,000 after tax), of which $389,000 is included in Cost of Goods Sold for an adjustment to fair value, and $900,000 is included in Shipping, Selling and Administrative Expenses for the amortization of open order backlog in connection with the Topsville acquisition.

Note 2: Fiscal 1999 includes a goodwill writeoff totaling $1,124,000 resulting from closing one of three unprofitable divisions.

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of accounting policies, many of which require the Company to make estimates and assumptions about future events and their impact on amounts reported in the consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from its estimates. Such differences could be material to the consolidated financial statements.

The Company believes that application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, the Company has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's accounting policies are more fully described in Note A to the consolidated financial statements. The Company has identified certain critical accounting policies that are described below.

Merchandise Inventory

The Company's merchandise inventory is carried at the lower of cost on a first-in, first-out basis, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Market Development Accruals

The Company estimates reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Finite Long-Lived Assets

In the evaluation of the fair value and future benefits of finite-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related finite long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future sales growth and profit margins are included in this analysis. To the extent these future projections change, the conclusion regarding impairment may differ from the current estimates.

Goodwill

We evaluate goodwill annually or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flows. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data. A change in these underlying assumptions may cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying value. In such event, we would then be required to record a charge which would impact earnings.

Deferred Taxes

Should the Company determine that it becomes more likely than not that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

LIQUIDITY AND CAPITAL RESOURCES

The net decrease in cash and cash equivalents for the fiscal year ended June 30, 2003 of $29,000 was the result of funds provided by operating activities totaling $3,816,000, offset by funds used in investing activities of $300,000 and by funds used in financing activities totaling $3,545,000. Net cash provided by operating activities resulted primarily from a decrease in inventory levels totaling $1,730,000 and an increase in accounts payable and other current liabilities of $745,000. Net earnings provided another $683,000 to the increase in operating net cash provided from operations. Cash used in investing activities totaling $300,000 was for purchases of property and equipment. Funds used in financing activities were, for the most part, the result of payments of $5,120,000 to the Company's bank lender under our credit facility, plus the remaining instalment payments, totaling $1,100,000, for the Topsville and the I. Appel acquisitions, offset by $3,023,000 of net mortgage loan proceeds.

On December 23, 2002, the Company entered into a line of credit agreement with a new bank. This credit facility, which expires December 1, 2004, provides for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $32,000,000. Based on a borrowing formula, the Company may borrow up to $22,000,000 in short-term loans and up to $32,000,000 including letters of credit. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged, as noted below). The line of credit requires that the Company maintain a minimum tangible net worth of $11,000,000 through June 30, 2003 and $12,000,000 through June 30, 2004. As of June 30, 2003, borrowing on the short-term line of credit was $3,975,000, and the Company had $3,658,000 of additional availability (based on the borrowing formula) under the credit facility. At June 30, 2003, the Company was contingently obligated on open letters of credit for approximately $19,927,000. Interest on borrowings under the line of credit is at the bank's prime rate or at LIBOR plus 250 basis points, at the option of the Company. The bank's prime rate at June 30, 2003 was 4.00%.

On August 14, 2002, the Company consummated a mortgage loan with a bank lender in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing. The proceeds of the financing are being used for general working capital purposes.

The Company believes that funds provided by operations, existing working capital, and the Company's bank line of credit and mortgage financing will be sufficient to meet foreseeable working capital needs. Reference is made to Note E, "Credit Facilities," of the Notes to Consolidated Financial Statements for additional information about the Company's credit lines.

There were no material commitments for capital expenditures at June 30, 2003.

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company intends to finance these repurchases from its own funds from operations and/or from its bank credit facility. As of June 30, 2003, the Company purchased 99,700 shares of its Common Stock at a cost of approximately $287,000.

As of June 30, 2003, 2002 and 2001, working capital was $13,947,000, $9,747,000, and $12,477,000, respectively. The ratio of current assets to current liabilities for those same periods was 2.0 to 1, 1.5 to 1, and 2.6 to 1, respectively. The increase in the current ratio in fiscal 2003 compared to fiscal 2002 is primarily attributable to the use of funds provided by operations and the proceeds from the August 2002 mortgage financing to reduce short-term borrowing. The Company's cash and cash equivalents totaled $66,000, $95,000, and $66,000, at June 30, 2003, 2002 and 2001, respectively.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

To facilitate an understanding of our contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
Contractual Obligations	Total	Within 1 Year	2–3 Years	4–5 Years	After 5 Years
Notes Payable	$ 7,405,000	$7,405,000	$ —	$ —	$ —
Mortgage Payable	3,156,000	133,000	296,000	342,000	2,385,000
Royalties	880,000	351,000	329,000	200,000	—
Operating Leases	2,745,000	717,000	1,051,000	823,000	154,000
Total Contractual Obligations	$14,186,000	$8,606,000	$1,676,000	$1,365,000	$2,539,000

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Within 1 Year	2–3 Years	4–5 Years	After 5 Years
Letters of Credit	$19,927,000	$19,927,000	$ —	$ —	$ —
Total Commercial Commitments	$19,927,000	$19,927,000	$ —	$ —	$ —

RESULTS OF OPERATIONS

2003 Compared to 2002

Net sales for fiscal 2003 totaled $108,960,000, an increase of $27,929,000, or 34.5%, compared to the prior fiscal year. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2003 were $82,615,000, or $33,612,000 higher than the prior fiscal year. This 68.6% increase was primarily due to the inclusion of a full year of net sales of Topsville in the current year, compared with only six months of sales in the prior year. In addition, higher levels of shipping to existing and new customers of the women's sleepwear and robes business, mostly during the first half of the Company's fiscal year, accounted for the remainder of the increase in this category.

Net sales for the Handbags category in fiscal 2003 were $26,345,000, or about 18% lower than the prior fiscal year's total of $32,028,000. The sales decrease mostly reflected the non-renewal of the Anne Klein license and lower sales for the premium bag business, offset somewhat by higher sales in the children's handbag division.

Gross margins were 23.4% in both fiscal 2003 and 2002. However, the period ended June 30, 2002 includes a $389,000 expense related to the portion of purchase costs allocated to inventory for the acquisition of Topsville in January 2002, which had the effect of decreasing last year's gross margins by one-half of one percent.

Gross margins by category were as follows:

Gross margin for the Apparel category in 2003 increased to 23.9% in 2003 from 21.9% in 2002. The 2.0% increase was primarily attributable to better full-year margins in the children's apparel business, acquired in January 2002.

Gross margin for the Handbags category decreased to 21.8% in 2003 from 26.9% in 2002. This decrease was mainly due to the non-renewal of the Anne Klein licensing business and lower competitive margins in our premium business, offset to some extent by better children's handbag margins.

Shipping, selling and administrative expenses increased by $3,808,000 in fiscal 2003 (including a prior-year $900,000 charge related to the Topsville acquisition) mainly due to volume related expenses in fiscal 2003 compared to the prior fiscal year. However, as a percentage of net sales, shipping, selling and administrative expenses declined to 21.7% from 24.5% in fiscal 2002, due to the relatively lower level of fixed expenses compared to higher net sales.

Interest expense was $546,000, an increase of $253,000 from the last fiscal year, primarily the result of interest expense associated with the $3,250,000 mortgage financing consummated in August 2002, and also from a greater level of borrowing needed to finance the increased volume of business in the current fiscal year compared to fiscal 2002.

Other income was $11,000 for both fiscal 2003 and fiscal 2002.

Net earnings of $683,000 for the fiscal year ended June 30, 2003 compared to a net loss of $739,000 in the prior year (including an after-tax charge of $825,000 relating to the fair-value adjustment in connection with the Topsville acquisition). This year's higher net earnings were primarily due to higher gross margin dollars offset by higher interest costs, a relatively lower percentage of shipping, selling and administrative expenses, as discussed above, and a higher effective tax rate, primarily the result of expired foreign tax credits.

2002 Compared to 2001

Net sales for fiscal 2002 totaled $81,031,000, an increase of $1,461,000 or 1.8% compared to the prior fiscal year. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2002 were $49,003,000, an increase of $6,655,000, or 15.7%, compared to $42,348,000 in 2001. The sales increase for this category was primarily due to additional net sales from the acquisition of Topsville, Inc. coupled with increases in revenue from existing customers for our women's sleepwear and robes business, offset by much lower volume with our catalog customers.

Net sales for the Handbag category in fiscal 2002 were $32,028,000, or 14% lower than the prior fiscal year's total of $37,222,000. The sales decrease was attributable to lower demand for both the Company's children's and premium handbag divisions due to the soft economic climate during fiscal 2002.

Gross margin increased to 23.4% in 2002 from 22.7% in 2001. The gross margin increase in 2002 was due to higher margins in the Apparel category, reflecting better results for our Women's sleepwear and robes business. However, the period ended June 30, 2002 includes a $389,000 expense related to the portion of purchase price allocated to inventory in connection with the acquisition of Topsville. Gross margins by category were as follows:

Gross margin for the Apparel category increased to 21.9% in 2002 from 19.0% in 2001. The increase was attributable to higher margins in the Company's women's sleepwear and robes business as well as better margins from the Topsville acquisition which offset otherwise lower catalog margins.

Overall gross margin for the Handbags category in 2002 remained the same as 2001, at 26.9%. While the overall percentage was unchanged, we experienced lower margins in our children's handbag and better handbag business offset by better margins in our premium business.

Shipping, selling and administrative expenses increased to 24.5%, up 2.2% from fiscal 2001, due to the addition of Topsville's related shipping, selling and administrative costs and includes a $900,000 charge related to amortization of an open order backlog in connection with the Topsville acquisition, in accordance with SFAS No. 141. Without the $900,000 charge, shipping, selling and administrative expenses increased to 23.4% of net sales, or a 1.1% increase from fiscal 2001. This increase reflects the increased shipping, selling and administrative costs associated with the Topsville operations.

Interest expense increased to $293,000 from $234,000 last fiscal year, primarily the result of much higher average borrowing needed to finance the acquisition of Topsville, Inc. and the related increased volume of business in fiscal 2002 compared to fiscal 2001.

Interest income decreased by $106,000 due to the elimination of securities available for sale which were sold during fiscal 2001 in order to utilize such investment funds for current working capital purposes.

Other income was lower by $23,000 for the fiscal year 2002 compared to the prior fiscal year.

The loss before income taxes for the fiscal year ended June 30, 2002 compared to earnings in the prior fiscal year was primarily due to accounting for the acquisition of Topsville, Inc. Excluding an after-tax charge of $825,000 in fiscal 2002, the Company had earnings of $86,000 compared to $100,000 in the prior fiscal year.

Recently Issued Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), replacing Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of at the date an entity commits to an exit plan. This statement also established that fair value is the objective for the initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has not had, and is not expected to have, a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirement is effective for our fiscal year ended June 30, 2003. We have evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows for the year ended June 30, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. We will continue to account for stock-based equity compensation using the intrinsic value method of APB Opinion 25. We are required to follow the prescribed disclosure format and have provided the additional disclosures required by SFAS No. 148 for the year ended June 30, 2003.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period after January 31, 2003, regardless of when the variable interest entity was established. We have evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows, since the Company is not the primary beneficiary of any variable interest entity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement is effective for contracts entered into or modified after June 30, 2003. We are currently evaluating the impact of adopting this statement on our consolidated financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. Although we are still in the process of reviewing the new statement, we believe this statement will have no material impact on our consolidated financial statements.

Reclassifications

Certain items in prior years have been reclassified for comparative purposes.

CONSOLIDATED BALANCE SHEETS

June 30,	**2003**	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 66,000**	$ 95,000
Accounts receivable, less sales returns, sales discounts, sales allowances and allowance for doubtful accounts: 2003, $2,692,000; 2002, $969,000	**14,778,000**	14,667,000
Inventories	**9,665,000**	11,395,000
Prepaid expenses and other current assets	**1,888,000**	1,732,000
Deferred income taxes	**1,079,000**	862,000
Total current assets	**27,476,000**	28,751,000
Property, plant and equipment—net	**1,147,000**	1,211,000
Goodwill	**3,338,000**	3,342,000
Other assets	**150,000**	309,000
Deferred income taxes	**894,000**	1,805,000
	$33,005,000	$35,418,000
Liabilities and stockholders' equity		
Current liabilities:		
Notes payable—bank	**$ 3,975,000**	$ 9,095,000
Accounts payable	**7,405,000**	7,081,000
Commissions payable	**369,000**	129,000
Accrued payroll and related expenses	**840,000**	985,000
Other current liabilities	**940,000**	1,714,000
Total current liabilities	**13,529,000**	19,004,000
Long-term liabilities	**3,023,000**	61,000
Deferred income taxes	**233,000**	529,000
COMMITMENTS AND CONTINGENCIES—Note D		
Stockholders' equity:		
Preferred Stock, par value $1: authorized, 1,000,000 shares; issued and outstanding, none	**—**	—
Common Stock, par value $1: authorized, 5,000,000 shares; issued and outstanding 2003 and 2002: 3,368,733 shares	**3,369,000**	3,369,000
Additional paid-in capital	**12,117,000**	12,117,000
Retained earnings	**8,258,000**	7,575,000
	23,744,000	23,061,000
LESS: Treasury stock at cost (2003: 907,053 and 2002: 807,342 shares)	**7,524,000**	7,237,000
Total stockholders' equity	**16,220,000**	15,824,000
	$33,005,000	$35,418,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)

Years Ended June 30,	**2003**	2002	2001
Net sales	**$108,960,000**	$81,031,000	$79,570,000
Cost of goods sold	**83,506,000**	62,083,000	61,575,000
Gross profit	**25,454,000**	18,948,000	17,995,000
Shipping, selling and administrative expenses	**23,631,000**	19,823,000	17,748,000
Interest expense	**546,000**	293,000	234,000
Interest income	**(5,000)**	(3,000)	(109,000)
Other income	**(11,000)**	(11,000)	(34,000)
EARNINGS (LOSS) BEFORE INCOME TAXES	**1,293,000**	(1,154,000)	156,000
PROVISION (BENEFIT) FOR INCOME TAXES	**610,000**	(415,000)	56,000
NET EARNINGS (LOSS)	**$ 683,000**	$ (739,000)	$ 100,000
Other comprehensive income, net of tax:			
Unrealized holding loss on securities arising during period	**—**	—	(5,000)
NET COMPREHENSIVE EARNINGS (LOSS)	**$ 683,000**	$ (739,000)	$ 95,000
NET EARNINGS (LOSS) PER COMMON SHARE—BASIC	**$ .27**	$ (.29)	$ .04
Weighted average number of shares outstanding—basic	**2,521,000**	2,561,000	2,610,000
NET EARNINGS (LOSS) PER COMMON SHARE—DILUTED	**$ .27**	$ (.29)	$ .04
Weighted average number of shares outstanding—diluted	**2,547,000**	2,561,000	2,644,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30,	**2003**	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	**$ 683,000**	$ (739,000)	$ 100,000
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**364,000**	341,000	295,000
Deferred income taxes	**398,000**	(463,000)	(3,000)
Provision for doubtful accounts	**5,000**	123,000	(5,000)
Amortization of intangible—Topsville acquisition	**—**	1,289,000	—
Amortization of goodwill	**—**	—	112,000
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(116,000)**	(5,837,000)	746,000
Decrease (increase) in inventories	**1,730,000**	(230,000)	(865,000)
(Increase) decrease in prepaid expenses and other current assets	**(156,000)**	(833,000)	(208,000)
Decrease (increase) in other assets	**163,000**	(73,000)	9,000
Increase (decrease) in accounts payable and other current liabilities	**745,000**	2,853,000	(2,115,000)
Net cash provided by (used in) operating activities	**3,816,000**	(3,569,000)	(1,934,000)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	**(300,000)**	(89,000)	(388,000)
Acquisition cost	**—**	(2,153,000)	(400,000)
Purchases of securities available for sale	**—**	—	(816,000)
Proceeds from sales of securities available for sale	**—**	—	2,443,000
Net cash (used in) provided by investing activities	**(300,000)**	(2,242,000)	839,000
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Decrease) increase in notes payable—bank	**(5,120,000)**	6,540,000	1,285,000
Proceeds from mortgage loan	**3,023,000**	—	—
Payment of long-term debt	**(61,000)**	—	—
Payment of acquisition notes	**(1,100,000)**	(700,000)	(50,000)
Repurchase of Common Stock	**(287,000)**	—	(389,000)
Net cash (used in) provided by financing activities	**(3,545,000)**	5,840,000	846,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(29,000)**	29,000	(249,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**95,000**	66,000	315,000
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 66,000**	$ 95,000	$ 66,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 564,000**	$ 276,000	$ 241,000
Income taxes	**$ 148,000**	$ 322,000	$ 284,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2003, 2002, and 2001	COMMON STOCK Shares	COMMON STOCK Amount	Additional Paid-in Capital	Accumulated Comprehensive Income	Retained Earnings	TREASURY STOCK Shares	TREASURY STOCK Amount
BALANCE, JUNE 30, 2000	3,368,733	$ 3,369,000	$ 12,117,000	$ 5,000	$ 8,214,000	677,342	$ 6,848,000
Unrealized loss on securities available for sale at July 1, 2000	—	—	—	(5,000)	—	—	—
Net earnings	—	—	—	—	100,000	—	—
Repurchase of Common Stock	—	—	—	—	—	130,000	389,000
BALANCE, JUNE 30, 2001	3,368,733	3,369,000	12,117,000	—	8,314,000	807,342	7,237,000
Net loss				—	(739,000)	—	—
BALANCE, JUNE 30, 2002	3,368,733	3,369,000	12,117,000	—	7,575,000	807,342	7,237,000
Net earnings	—	—	—	—	683,000	—	—
Repurchase of Common Stock	—	—	—	—	—	99,711	287,000
BALANCE, JUNE 30, 2003	**3,368,733**	**$3,369,000**	**$12,117,000**	**$ —**	**$8,258,000**	**907,053**	**$7,524,000**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Jaclyn, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, marketing and sale of apparel, handbags, accessories and related products. The Company sells its products to retailers, including department and specialty stores, national chains, major discounters and mass volume retailers, throughout the United States.

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America also requires management to make estimates and assumptions that affect the disclosures of contingent assets and liabilities at the date of the financial statements. Significant estimates include inventory provision, sales returns, allowance for doubtful accounts, allowance for sales discounts, goodwill and lives of finite-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in certificates of deposits and money market funds with original maturities of three months or less. Such investments are presented as cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts and notes payable and accrued expenses are assumed to approximate fair value due to their short maturities. The carrying value of the bank loan, which bears interest at a variable rate, approximates fair value. The carrying value of the mortgage loan approximates fair value based upon the relatively small changes in interest rates since inception of the mortgage.

Inventories

Inventory is carried at the lower of cost on a first-in, first-out basis, or market. Management writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Allowances for Doubtful Accounts/Sales Discounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company estimates reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation and amortization on the straight-line method over the following estimated useful lives:

Buildings	25 to 40 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of life of the asset or life of the lease
Automobiles and trucks	3 to 5 years

Trademarks

Trademarks, included in other assets, are being amortized on a straight-line basis over periods not exceeding 10 years.

Impairment of Finite-Lived Assets

The Company evaluates finite-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the

Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No. 121, "Accounting for Impairment of Long-lived Assets and for Finite-lived Assets to Be Disposed of." Finite-lived assets are evaluated for recoverability in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized. Management believes at this time, that carrying value and useful lives continue to be appropriate.

Goodwill

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2001, which changes the accounting for goodwill from an amortization method to an "impairment only" approach. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually or more frequently if certain indicators arise. Management believes at this time, based on the valuation process undertaken, that the carrying value continues to be appropriate.

Stock-Based Compensation

The Company periodically grants stock options to employees. Pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Accordingly, no compensation expense has been recorded in the Consolidated Financial Statements with respect to option grants. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," as amended by Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an Amendment of FASB Statement No. 123. See Note F to the Company's Consolidated Financial Statements. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's net earnings (loss) would have been:

June 30,	**2003**	2002	2001
Net earnings (loss):			
As reported	**$683,000**	$(739,000)	$ 100,000
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of taxes	**150,000**	—	222,000
Pro forma	**$533,000**	$(739,000)	$(122,000)
Basic earnings (loss) per share:			
As reported	**$ .27**	$ (.29)	$ .04
Pro forma	**$ .21**	$ (.29)	$ (.05)
Diluted earnings (loss) per share:			
As reported	**$ .27**	$ (.29)	$ .04
Pro forma	**$ .21**	$ (.29)	$ (.05)

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants in 2003 and 2001: risk-free interest rate of 4.75% and 4.2; expected life of 10 years; expected volatility of 43% and 177%; dividend yield of 0%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

Revenue Recognition

Revenue is recognized at the time merchandise is shipped or received by a third-party consolidator, normally the same day of the shipment. Sales returns, discounts and allowances are recorded as a component of net sales in the period in which the related revenue is recorded. Products are shipped directly to customers using third-party carriers. The customer takes title and assumes the risks and rewards of ownership of the products when the merchandise leaves the Company's warehouse or is received by a third-party consolidator, as applicable.

Shipping and Handling Costs

Included in Shipping, Selling and Administrative Expenses are all shipping and handling costs incurred by the Company. Included in revenues are all amounts billed to a customer in a sale transaction related to shipping and handling. Shipping and handling reimbursements included in revenue amounted to approximately $7,000, $24,000 and $20,000 for the years ended June 30, 2003, 2002, and 2001, respectively.

Segment Reporting

The Company operates in a single operating segment—the manufacture of apparel, women's handbags and related accessories. Revenues from customers are derived from merchandise sales. The Company's merchandise sales mix by product category for the last three years was as follows:

Year Ended June 30,	**2003**	2002	2001
Product Category:			
Apparel	**78%**	60%	54%
Handbags	**22%**	40%	46%
	100%	100%	100%

During the years ended June 30, 2003, 2002 and 2001, sales revenues derived from one customer were 36%, 19% and 17%, respectively. Sales to a second customer were 12%, 11% and 15%, and to a third customer were 8%, 10% and 12%, respectively. The loss of any one of these customers would have a material adverse effect on the Company's operations.

The Company relies on suppliers to purchase a variety of raw materials. The Company had one supplier who in the aggregate constituted 44% of the Company's purchases for the year ended June 30, 2003. The loss of this supplier would not have a material adverse effect on the Company's operations since there are alternative suppliers available.

Recently Issued Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), replacing Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, instead of at the date an entity commits to an exit plan. This statement also established that fair value is the objective for the initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has not had, and is not expected to have, a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirement is effective for our fiscal year ended June 30, 2003. The Company has evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows for the year ended June 30, 2003. The Company has not provided any financial guarantees as of June 30, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. The Company will continue to account for stock-based equity compensation using the intrinsic value method of APB Opinion 25. The Company is required to follow the prescribed disclosure format and has provided the additional disclosures required by SFAS No. 148 for the year ended June 30, 2003.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period after January 31, 2003, regardless of when the variable interest entity was established. The Company has evaluated the accounting provisions of the interpretations and there was no material impact on our financial condition, results of operations or cash flows, since the Company is not the primary beneficiary of any variable interest entity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement is effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating the impact of adopting this statement on its consolidated financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. Although we are still in the process of reviewing the new statement, the Company believes this statement will have no material impact on its consolidated financial statements.

Reclassifications

Certain items in prior years have been reclassified for comparative purposes.

NOTE B—INVENTORIES

Inventories consist of the following:

June 30,	2003	2002
Raw material	**$3,874,000**	$ 4,816,000
Work in process	**1,506,000**	1,482,000
Finished goods	**4,285,000**	5,097,000
	$9,665,000	$11,395,000

NOTE C—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:

June 30,	2003	2002
Land	**$ 162,000**	$ 162,000
Buildings	**1,181,000**	1,181,000
Machinery and equipment	**1,183,000**	2,117,000
Furniture and fixtures	**317,000**	444,000
Leasehold improvements	**1,127,000**	1,054,000
Automobiles and trucks	**94,000**	97,000
	4,064,000	5,055,000
Less: accumulated depreciation and amortization	**2,917,000**	3,844,000
	$1,147,000	$ 1,211,000

Depreciation expense of $364,000, $341,000 and $295,000 was recorded in 2003, 2002 and 2001, respectively.

NOTE D—COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under non-cancelable leases that expire in various years through the year 2009.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year Ended June 30,	Office and Showroom Facilities
2004	$717,000
2005	553,000
2006	498,000
2007	483,000
2008	340,000
After 2008	154,000

Rental expense, including real estate taxes, for all operating leases, totaled $969,000, $669,000, and $448,000 for 2003, 2002 and 2001, respectively.

The Company has entered into licensing arrangements with several companies. The Company is obligated, in certain instances, to pay minimum royalties over the term of the licensing agreements which agreements expire in various years through 2007. Aggregate minimum commitments by fiscal year are as follows:

Fiscal Year	Minimum Commitments
2004	$351,000
2005	154,000
2006	175,000
2007	200,000

Various legal proceedings, in the form of lawsuits and claims, which occur in the normal course of business are pending against the Company and its subsidiaries. In the opinion of management, disposition of these matters is not expected to materially affect the Company's financial position, cash flows or results of operations.

The Company has not provided any financial guarantees as of June 30, 2003.

NOTE E—CREDIT FACILITIES

On December 23, 2002, the Company entered into a line of credit agreement with a new bank. The new credit facility, which expires December 1, 2004, provides for short-term loans and the issuance of letters of credit in an aggregate amount not exceeding $32,000,000. Based on a borrowing formula, the Company may borrow up to $22,000,000 in short-term loans and up to $32,000,000 including letters of credit. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged as noted below). The line of credit requires that the Company maintain a minimum tangible net worth of $11,000,000 through June 30, 2003 and $12,000,000 through June 30, 2004. As of June 30, 2003, borrowing on the short-term line of credit was $3,975,000, and the Company had $3,658,000 of additional availability (based on the borrowing formula) under its credit facility. At June 30, 2003, the Company was contingently obligated on open letters of credit for approximately $19,927,000. Borrowing during the year was at the bank's prime rate or below, at the option of the Company. The bank's prime rate at June 30, 2003 was 4.00%.

During fiscal 2003, the average amount outstanding under the short-term line was $7,657,000 with a weighted average interest rate of 4.16%. During 2002, the average amount outstanding under the short-term line was $6,235,000 with a weighted average interest rate of 4.75%. The maximum amount outstanding during fiscal 2003 and fiscal 2002 was $18,000,000 and $10,000,000, respectively.

On August 14, 2002, the Company consummated a mortgage loan in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The $3,250,000 loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing.

NOTE F—STOCK OPTIONS

The Company maintains a Stock Option Plan (the "Plan") for key employees and consultants of the Company. The plan provides for the grant of incentive stock options and non-qualified stock options to purchase up to 300,000 shares of Common Stock. Under the Plan, the Board of Directors determines the per share option price which, in the case of incentive stock options, may not be less than the fair market value of the stock on the date of the grant, or 110% of the fair market value for individuals who own or are deemed to own more than 10% of the combined voting power of all classes of stock of the Company. Options, which may be granted to November 2010, are exercisable as determined by the Board of Directors.

Stock option transactions are summarized below:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	**412,161**	**$3.53**	422,161	$3.99	347,661	$4.09
Granted	**203,000**	**1.75**	—	—	150,500	2.74
Forfeited	**(14,000)**	**2.86**	(10,000)	4.06	(76,000)	4.45
Outstanding and exercisable—end of year	**601,161**	**$2.95**	412,161	$3.53	422,161	$3.99
Weighted average fair value of options granted during the year		**$1.75**		$ —		$2.74

The following table summarizes information about stock options outstanding at June 30, 2003:

Options Outstanding			
Range of Exercise Prices	Number Outstanding at June 30, 2003	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price
$ 1.65 to $2.10	201,000	8.32	$ 1.75
$ 2.25 to $2.89	295,500	5.49	$ 2.55
$ 4.06 to $4.13	72,500	2.60	$ 4.08
$ 5.13	4,000	3.43	$ 5.13
$12.38	28,161	0.47	$12.38
Total	601,161		

NOTE G—PREFERRED STOCK

The Board of Directors of the Company has authority (without action by the stockholders) to issue the authorized and unissued Preferred Stock in one or more series and, within certain limitations, to determine the voting rights, preference as to dividends and in liquidation, conversion and other rights of each such series. No shares of Preferred Stock have been issued.

NOTE H—INCOME TAXES

The components of the Company's tax provision (benefit) are as follows:

June 30,	**2003**	2002	2001
Current:			
Federal	**$(11,000)**	$ —	$ —
State and Local	**195,000**	32,000	17,000
Foreign	**26,000**	16,000	42,000
	210,000	48,000	59,000
Deferred:			
Federal and State	**400,000**	(463,000)	(3,000)
Provision (benefit)	**$610,000**	$(415,000)	$56,000

Reconciliation between the provision for income taxes computed by applying the federal statutory rate to income before income taxes and the actual provision for income taxes is as follows:

June 30,	**2003**	2002	2001
Provision (benefit) for income taxes at statutory rate	**34.0%**	(34.0)%	34.0%
State and local income taxes net of federal tax benefit	**5.7**	(3.0)	5.0
Foreign tax credits	**4.7**	—	—
Tax exempt interest	**—**	—	(8.0)
Other	**2.9**	1.0	5.0
Effective tax rate percent	**47.3%**	36.0%	36.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities as of June 30, 2003 and 2002 are as follows:

June 30,	2003		2002	
	Assets	**Liabilities**	Assets	Liabilities
Depreciation and amortization	$ —	$159,000	$ —	$427,000
Leases	—	74,000	—	102,000
Foreign taxes	669,000	—	370,000	—
Inventory	743,000	—	564,000	—
Bad debt, sales allowances and other reserves	111,000	—	133,000	—
NOL and tax credit carryforwards		—	1,270,000	—
Other	449,000	—	330,000	—
	$1,972,000	$233,000	$2,667,000	$529,000

NOTE I—ACQUISITIONS

In January 2002, the Company acquired all of the issued and outstanding stock of Topsville, Inc., a New York City based manufacturer and distributor of private label infants' and children's clothing. The tangible and intangible assets acquired include, among other things, finished goods, work-in-process and raw material inventory, customer orders, trade names, office leases in New York City and Hong Kong, an office/warehouse facility in Florida, and office equipment, furniture and fixtures. The Company used its line of bank credit and other working capital to pay for a portion of the purchase price at closing.

The aggregate purchase price for the acquisition was $3,246,000, of which $1,746,000 was paid at the closing of the transaction and the remainder of which was paid during the fifteen-month period after closing. At June 30, 2003, the entire obligation under the purchase agreement had been paid.

The following table sets forth the excess of purchase price over book value:

Cash paid for 100% of stock in Topsville, Inc.	$ 1,746,000
Deferred portion of purchase price	1,500,000
Purchase price	3,246,000
Transaction expenses	407,433
Historical book value of net assets acquired, primarily inventory, adjusted for assets and liabilities not assumed	(1,146,000)
Excess of purchase price over historical book value of assets acquired	$ 2,507,433

The excess of purchase price over net book value of assets acquired totaling $2,507,433 was allocated to the tangible and intangible assets in accordance with SFAS No. 141, "Business Combinations." The following table reflects the excess purchase price allocated to tangible and intangible assets based on their fair values:

Adjust inventories to fair value	$ 388,830
Order backlog	972,990
Adjust property and equipment to fair value	16,134
Trademarks and patents	100,000
Goodwill	1,561,542
Changes in tax effect of the above adjustments (except goodwill)	(532,063)
	$ 2,507,433

The Company recorded a pre-tax charge to earnings of $1,289,000 ($389,000 to cost of goods sold and $900,000 to amortization expense within selling and administrative expenses) for the year ended June 30, 2002. These charges primarily represent the allocation of a portion of the purchase price to fair value the inventory and to assign a value to those open orders (backlog) purchased from Topsville, Inc. which have been shipped from the date of acquisition to June 30, 2002. The remaining $79,000 of backlog allocated to open orders acquired with the acquisition was charged to earnings during the first quarter of fiscal year 2003.

Other intangibles totaling $174,000, included in "Other Assets," consist of amounts allocated to trade names, patents and backlog relating to the acquisition of Topsville, Inc. The Company incurred $89,000 of amortization expense in 2003. Additional amortization expense of $10,000 will be incurred through 2011.

Assuming the acquisition was made on July 1, 2000, the pro forma results would have been as follows (unaudited):

Year Ended June 30,	**2003**	2002	2001
Total revenues	**$108,960,000**	$111,474,000	$104,940,000
Net earnings	**$ 683,000**	$ 385,000	$ 383,000
Basic and diluted earnings per share	**$ .27**	$ .15	$ .14

The changes in the carrying amount of goodwill during the year ended June 30, 2003 and 2002 are as follows:

	2003	2002
Balance as of beginning of year	**$3,342,000**	$1,781,000
Goodwill acquired during the period	**—**	1,561,000
Goodwill adjusted during the period	**(4,000)**	—
	$3,338,000	$3,342,000

On January 19, 2001, the Company completed the acquisition of certain assets of I. Appel Corporation, which manufactures and distributes robes, dusters and loungewear to department stores. The aggregate purchase price for the acquisition was approximately $700,000 for goodwill, certain tangible fixed assets and including $100,000 in acquisition costs. A total of $400,000 was paid during the year ended June 30, 2001 with the remainder to be paid in quarterly instalments through October 2002. These amounts were paid from current working capital. The pro forma impact of the acquisition on the Company's operations for fiscal 2001 was not significant.

Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net earnings (loss) and earnings (loss) per share would have been as follows:

Year Ended June 30,	**2003**	2002	2001
Net earnings (loss)	**$683,000**	$(739,000)	$100,000
Goodwill amortized (net of taxes)	**—**	—	79,000
Adjusted net earnings (loss)	**$683,000**	$(739,000)	$179,000
Basic and diluted:			
Earnings (loss) per share	**$ .27**	$ (.29)	$ .04
Goodwill amortized (net of taxes)	**—**	—	.03
Adjusted net earnings (loss) per share	**$ .27**	$ (.29)	$ .07

NOTE J—EMPLOYEES' BENEFIT PLANS

The Company has a trusteed, defined-benefit pension plan for certain of their salaried and hourly personnel. The plan provides pension benefits that are based on a fixed amount of compensation per year of service, career average pay or on the employee's compensation during a specified number of years before retirement. The Company's funding policy is to make annual contributions required by the Employee Retirement Security Act of 1974.

Fiscal Year Ended June 30,	**2003**	2002
CHANGE IN BENEFIT OBLIGATION:		
Net benefit obligation at beginning of year	**$4,442,000**	$3,731,000
Service cost	**311,000**	288,000
Interest cost	**260,000**	247,000
Actuarial loss	**424,000**	278,000
Gross benefits paid	**(702,000)**	(102,000)
Net benefit obligation at end of year	**$4,735,000**	$4,442,000
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	**$4,379,000**	$3,450,000
Employer contributions	**573,000**	871,000
Gross benefits paid	**(702,000)**	(102,000)
Actual return on plan assets	**324,000**	160,000
Fair value of plan assets at end of year	**4,574,000**	4,379,000
Funded status at end of year	**(160,000)**	(63,000)
Unrecognized net actuarial loss	**1,399,000**	1,125,000
Unrecognized transition amount	**(48,000)**	(87,000)
Unrecognized prior service cost	**1,000**	2,000
Prepaid benefit costs	**$1,192,000**	$ 977,000

Pension expenses includes the following components:

Fiscal Year Ended June 30,	**2003**	2002	2001
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	**$ 311,000**	$ 288,000	$ 264,000
Interest cost	**260,000**	247,000	216,000
Expected return on assets	**(259,000)**	(160,000)	(208,000)
Amortization of prior service cost	**1,000**	1,000	1,000
Amortization of transition assets	**(39,000)**	(39,000)	(39,000)
Amortization of actuarial loss	**85,000**	(35,000)	45,000
Net periodic cost	**$ 359,000**	$ 302,000	$ 279,000

Assumptions used in determining the net periodic cost:

June 30,	**2003**	2002	2001
Discount rate	**5.75%**	6.25%	6.50%
Rate of increase in compensation levels	**3.00%**	3.00%	3.00%
Expected long-term rate of return on assets	**6.00%**	6.50%	7.00%

The Defined Benefit Pension Plan assets include 22,654 shares of the Company's Common Stock with a market value of approximately $57,000 and $41,000 at June 30, 2003 and 2002, respectively.

The Company maintains a non-contributory Employee Stock Ownership Plan (the "ESOP") and Trust, for its employees who are not covered by a collective bargaining agreement. Contributions to the ESOP are at the discretion of the Company's Board of Directors. There was no ESOP expense for the years ended June 30, 2003, 2002 and 2001.

Vesting occurs after five years of service. However, if the ESOP is deemed "top-heavy," vesting will occur at the rate of 20% per year after the completion of the second year of service.

The Company has a 401(k) savings plan for the benefit of its Topsville, Inc. employees, which existed prior to the Company's acquisition of Topsville. No contributions by the Company were made during fiscal 2003.

NOTE K—NET EARNINGS (LOSS) PER SHARE

The Company's calculation of Basic and Diluted Net Earnings (Loss) Per Share are as follows:

Year Ended June 30,	**2003**	2002	2001
Basic Net Earnings (Loss) Per Share:			
Net Earnings (Loss)	**$683,000**	$(739,000)	$100,000
Basic Weighted Average Shares Outstanding	**2,521,000**	2,561,000	2,610,000
Basic Net Earnings (Loss) Per Common Share	**$ .27**	$ (.29)	$ .04
Diluted Net Earnings (Loss) Per Share:			
Net Earnings (Loss)	**$683,000**	$(739,000)	$100,000
Basic Weighted Average Shares Outstanding	**2,521,000**	2,561,000	2,610,000
Add: Dilutive Options	**26,000**	(a)	34,000
Diluted Weighted Average Shares Outstanding	**2,547,000**	2,561,000	2,644,000
Diluted Net Earnings (Loss) Per Common Share	**$ .27**	$ (.29)	$ .04

(a) Options are not considered part of the diluted weighted average share calculation where there is a loss for the period, since they would be anti-dilutive.

Options to purchase 256,000 and 344,000 common shares were outstanding as of June 30, 2003 and 2001, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price and would have been anti-dilutive.

NOTE L—REPURCHASE OF SHARES FOR TREASURY

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company is financing these repurchases from its own funds from operations and/or from its bank credit facility. As of June 30, 2003, the Company purchased 99,700 shares of its Common Stock at a cost of approximately $287,000.

NOTE M—UNAUDITED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data for the fiscal years ended June 30, 2003, and 2002 are as follows:

Three Months Ended	**June 30, 2003**	**March 31, 2003**	**December 31, 2002**	**September 30, 2002**
Net sales	**$22,510,000**	**$20,816,000**	**$35,689,000**	**$29,945,000**
Gross profit	**5,259,000**	**5,400,000**	**8,313,000**	**6,482,000**
Net (loss) earnings	**(209,000)**	**(213,000)**	**799,000**	**306,000**
Net (loss) earnings per common share—basic and diluted	**$ (.06)**	**$ (.09)**	**$ .30**	**$ .12**

In the fourth quarter of fiscal 2003, the Company recorded tax expense of $61,000 relating to foreign tax credits that expired prior to the Company's ability to realize such asset.

Three Months Ended	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Net sales	$ 25,133,000	$ 22,020,000	$ 15,658,000	$ 18,220,000
Gross profit	5,845,000	4,832,000	3,705,000	4,566,000
Net (loss) earnings—see Note below	(171,000)	(505,000)	(116,000)	53,000
Net (loss) earnings per common share—basic and diluted—see Note below	$ (.07)	$ (.20)	$ (.04)	$ .02

The periods ended June 30, 2002 and March 31, 2002 include charges of $307,000 and $518,000 ($.12 and $.20 per share, respectively) for the amortization of open order backlog and an adjustment to fair value in connection with the Topsville acquisition.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Jaclyn, Inc.
West New York, New Jersey

We have audited the accompanying consolidated balance sheets of Jaclyn, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations and comprehensive earnings (loss), stockholders' equity and cash flows for each of the three fiscal years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jaclyn, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as of July 1, 2001 to conform with Financial Accounting Standards Board Statement No. 142.



Deloitte & Touche LLP

September 24, 2003
New York, New York

TOPSVILLE

Topsville is a private label childrenswear manufacturer, designing "on trend" "denim driven" related apparel for newborns to size 16. Wal-Mart, Target and JCPenney are a few of Topsville's major marketers.

BANNER NEW YORK

Banner New York designs, manufactures and merchandises private label women's apparel for catalog and retail distribution. Major accounts presently include Coldwater Creek, Blair, Sara Lee, Roaman's, and Lerners.

JACLYN APPAREL

Jaclyn Apparel develops new fabrics, designs innovative silhouettes and produces quality sleepwear, loungewear and robes for three levels of retailers: department stores, mid-tier retailers and national chains.

PREMIUM/INCENTIVE DIVISION

The Premium/Incentive Division transforms concepts into reality by providing innovative and competitive ideas for creative packaging and also by offering global sourcing, creative designs, manufacturing solutions and production management for a wide variety of industries.

BONNIE International

Bonnie International designs, manufactures and markets private label handbags, accessories, backpacks and related products for major retailers, and has licensing agreements for nationally recognized trademarks.

FINANCIAL HIGHLIGHTS

[illegible]	2003	2002
[illegible]	$108,969,000	$81,031,000
[illegible]	683,000	$ (7,597,000)
[illegible]	$ 683,000	$ [illegible]
[illegible]	$ .27	$ (.29)
[illegible]	$ .27	$ (.48)
[illegible]	$ 33,000,000	$35,418,000
[illegible]	$ 6,220,000	$15,874,000
[illegible]	$ 6.87	$ 6.18
[illegible]	2,547,000	2,561,000

[illegible]

TOPSVILLE

Topsville is a private label childrenswear manufacturer, designing "on trend" "denim driven" related apparel for newborns to size 16. Wal-Mart, Target and JCPenney are a few of Topsville's major marketers.

BANNER NEW YORK

Banner New York designs, manufactures and merchandises private label women's apparel for catalog and retail distribution. Major accounts presently include Coldwater Creek, Blair, Sara Lee, Roaman's, and Lerners.

JACLYN APPAREL

Jaclyn Apparel develops new fabrics, designs innovative silhouettes and produces quality sleepwear, loungewear and robes for three levels of retailers: department stores, mid-tier retailers and national chains.

PREMIUM/INCENTIVE DIVISION

The Premium/Incentive Division transforms concepts into reality by providing innovative and competitive ideas for creative packaging and also by offering global sourcing, creative designs, manufacturing solutions and production management for a wide variety of industries.

BONNIE International

Bonnie International designs, manufactures and markets private label handbags, accessories, backpacks and related products for major retailers, and has licensing agreements for nationally recognized trademarks.

FINANCIAL HIGHLIGHTS

[illegible]	2003	2002
[illegible]	$108,960,000	$84,031,000
[illegible]	$ 683,000	$ 779,000
[illegible]	683,000	$ 869,000
[illegible]	.27	$ .29
[illegible]	.27	$ .35
[illegible]	$ 13,005,000	$35,418,000
[illegible]	$ 6,224,000	$5,824,000
[illegible]	6.37	$ 6.38
[illegible]	2,547,000	2,561,000

[illegible]

TOPSVILLE

Topsville is a private label childrenswear manufacturer, designing "on trend" "denim driven" related apparel for newborns to size 16. Wal*Mart, Target and JCPenney are a few of Topsville's major marketers.

BANNER NEW YORK

Banner New York designs, manufactures and merchandises private label women's apparel for catalog and retail distribution. Major accounts presently include Coldwater Creek, Blair, Sara Lee, Roaman's, and Lerners.

JACLYN APPAREL

Jaclyn Apparel develops new fabrics, designs innovative silhouettes and produces quality sleepwear, loungewear and robes for three levels of retailers: department stores, mid-tier retailers and national chains.

PREMIUM/INCENTIVE DIVISION

The Premium/Incentive Division transforms concepts into reality by providing innovative and competitive ideas for creative packaging and also by offering global sourcing, creative designs, manufacturing solutions and production management for a wide variety of industries.

BONNIE *International*

Bonnie International designs, manufactures and markets private label handbags, accessories, backpacks and related products for major retailers, and has licensing agreements for nationally recognized trademarks.

www.jaclyninc.com

FINANCIAL HIGHLIGHTS

Year Ended June 30,	2003	2002
Net Sales	$108,960,000	$8[illegible],000
Net Earnings (Loss)	$ 683,000	$ (759,000)
Net Earnings—Adjusted*	$ 683,000	$ 86,000
Net Earnings (Loss) per Common Share	$ .27	$ (.29)
Net Earnings per Common Share—Adjusted*	$ .27	$ .03
Total Assets	$33,005,000	$35,418,000
Stockholders' Equity	$16,229,000	$15,824,000
Stockholders' Equity per Share	$ 6.37	$ 6.18
Weighted Average Shares Outstanding—Diluted	2,547,000	2,561,000

*Adjusted net earnings for the fiscal year ended June 30, 2002 excludes an after-tax charge of $[illegible] or $.32 per share reflecting the [illegible] accounting for the acquisition of [illegible] [illegible] Accounting Standards SFAS No. 14[illegible]

CORPORATE INFORMATION

OFFICERS

Allan Ginsburg
Chairman of the Board

Robert Chestnov
President and Chief Executive Officer

Howard Ginsburg
Vice Chairman of the Board

Abe Ginsburg
Chairman of the Executive Committee

Anthony Christon
Chief Financial Officer

Jaclyn Hartstein
Corporate Secretary

Harris Rosenberg
Controller

Anita Charish
Vice President, Far East Operations

DIRECTORS

Allan Ginsburg
Chairman of the Board
Jaclyn, Inc.

Robert Chestnov
President and Chief Executive Officer
Jaclyn, Inc.

Howard Ginsburg
Vice Chairman of the Board
Jaclyn, Inc.

Abe Ginsburg
Chairman of the Executive Committee
Jaclyn, Inc.

Norman Axelrod
President and CEO
Linens 'n Things, Inc.

Martin Brody
Retired CEO
Restaurant Associates Corp.
Owner and Operator
Specialty Restaurants

Richard Chestnov
Partner
Chego International
An Apparel Licensing Company

Albert Safer
President and Chief Executive Officer
Safer Textiles

Harold Schechter
Chief Operating Officer
and Chief Financial Officer
Creative Salon Concepts

DIVISIONAL OFFICERS

Richard Bevere
Vice President
Import and Distribution

Fern Brown
President
Premium/Incentive Division

Bruce Cahill and John Halbreich
Co-Presidents
Jaclyn Apparel Division

Stuart Lesser
President
Banner New York Division

Bonnie Sue Levy
Vice President
Jaclyn, Inc.
President
Aetna Division

Mark Nitzberg
President
Topsville Division

EXECUTIVE COMMITTEE

Abe Ginsburg
Allan Ginsburg
Robert Chestnov
Howard Ginsburg

MARKET PRICE RANGES

(as reported by the American Stock Exchange)

Fiscal Year Ended June 30, 2003	High	Low
First Quarter	$2.30	$1.83
Second Quarter	3.75	1.80
Third Quarter	3.38	2.20
Fourth Quarter	2.90	2.31

Fiscal Year Ended June 30, 2002	High	Low
First Quarter	$2.75	$1.90
Second Quarter	2.65	1.73
Third Quarter	2.20	1.82
Fourth Quarter	2.10	1.75

As of June 30, 2003, there were approximately 589 shareholders of record of common stock.

CORPORATE OFFICES

635 59th Street
West New York, New Jersey 07093
Telephone: (201) 868-9400
www.jaclyninc.com

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
New York, New York

COUNSEL

Jenkens & Gilchrist
Parker Chapin LLP
New York, New York

AUDITORS

Deloitte & Touche LLP
New York, New York

LISTING

American Stock Exchange

MARKET INFORMATION

The Company's stock is traded on the American Stock Exchange. The symbol for Jaclyn, Inc. is "JLN."

AVAILABILITY OF 10-K

Stockholders may obtain, without charge, a copy of the Company's annual report on Form 10-K for the 2003 fiscal year filed with the Securities and Exchange Commission, including the financial statements and the schedules thereto, but without exhibits. Copies of exhibits will be furnished for a fee equal to the Company's estimated cost of furnishing such copies.

Requests should be sent to:
Secretary—Jaclyn, Inc.
635 59th Street
West New York, New Jersey 07093

NOTE: Products shown in this Annual Report represent actual items from Jaclyn's line of products. The trademarks HARRY POTTER and LOONEY TUNES (including Looney Tune Characters), JORDACHE, and VANITY FAIR depicted on these products are used pursuant to licenses from the respective trademark owners. The COLDWATER CREEK, BLAIR, ESTEE LAUDER, SMART TIME, I. APPEL, TOPSVILLE and EMERSON ROAD names represent "private label" production. Products depicted are for informational purposes only.

Designed by Curran & Connors, Inc. / www.curran-connors.com

JACLYN, INC.

635 59th Street
West New York, New Jersey 07093
www.jaclyninc.com